Filed by Documentum, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Documentum, Inc.
Commission File No.: 000-27358

I am very proud to inform you that this morning EMC Corporation (NYSE: EMC) signed a definitive agreement to acquire Documentum, resulting in an exciting opportunity for our shareholders, customers, partners, and employees.

EMC is a strategic Documentum partner based in Hopkinton, Massachusetts, with 2002 revenues of $5 billion and more than 17,000 employees worldwide. Through this acquisition, Documentum will become part of a global leader in storage information and (content) management solutions – accelerating ongoing development and innovation around our products and igniting a revolutionary, strategic shift in the enterprise content management market. This shift is the convergence of content management and information management systems. Together, Documentum and EMC will deliver the most intelligent and cost effective solution for end-to-end management of enterprise information.

Before I tell you more about EMC, I want to applaud Documentum employees for the tremendous progress that we have made as a team. Just over a year ago, we launched Documentum 5 in what has proven to be the most aggressive set of product enhancements in our company’s history. We revamped our entire family of products, enhanced our portfolio of content services, made major progress in solidifying our messaging through aggressive marketing and public relations efforts, expanded our distribution and technology partnerships, and extended our leadership in the enterprise content management industry, all accomplished while maintaining profitable growth. Customers, partners, investors, and our competitors have taken notice.

In fact, today, we announced positive preliminary results for the third quarter of 2003. When we announce full results on October 21st, we expect Documentum Q3’03Our revenues to come inwere just above [$X.X]73 million and EPS to be around [$.XX] per diluted shareour EPS results were strong. Clearly, our business showed robust performance last quarter. Without a doubt, we exceeded our own expectations and demonstrated our ability to execute across the board in the face of continued sluggishness in much of the global economy.

When I meet with customers and analysts these days, they all want to know what comes next for Documentum. Since Documentum first partnered with EMC last year, both companies recognized that by joining forces and bringing together two industry leaders, we had an opportunity to redefine information (content) management. Together Documentum and EMC can deliver solutions that combine intelligent information storage management with a full range of enterprise content management services, for complete Information Lifecycle Management (ILM). We believe that ILM can help customers maximize the value of their information, at the lowest total cost, at every point in the information lifecycle – from creation and use, to archive and disposal. We also believe that ILM is the next trend in content management and that it will drive the next major wave of growth in the market.

EMC’s automated networked storage solutions give us the technologies and expertise that form the foundation for information lifecycle management going forward. Documentum will have the opportunity to reach new enterprise organizations, while taking advantage of the resources of an organization with more than $5B in annual revenue. Bringing the two companies together will offer increased revenue streams, margin expansion, and expanded distribution channels for the joint entity.

This acquisition will benefit our customers and shareholders because EMC’s technology and market presence will advance our enterprise content management strategy, complement our products and enable us to strengthen and expand the services we provide to our customers. The acquisition is also positive for Documentum employees, bringing opportunities for career enrichment within one of the largest technology companies in the world.

In addition, I am honored to report that I have been asked to lead a new software division for EMC, reporting to EMC President and CEO, Joe Tucci. Within that division Documentum will maintain the Documentum brand. Upon the effective date of the merger, all of my current direct reports, and their organizations, will continue to report to me, as we embark on our new mission together.

To learn more about these announcements, see today’s press release and other content on our Web site at www.Documentum.com. Earlier today EMC conducted an analyst call about the acquisition and the recording will be made available shortly. EMC President and CEO Joe Tucci, Documentum President and CEO Dave DeWalt, and EMC Executive Vice President and Chief Financial Officer Bill Teuber will discuss the acquisition on a conference call for financial analysts, investors, and the news media at 8:30 a.m. EDT, today. The dial-in numbers are 877-716-4284 (domestic) or 630-395-0047 (international). The pass code to access the call is EMC. For the general public, the call will be webcast with supporting slides at EMC and Documentum’s home pages, www.emc.com and www.documentum.com. A replay of the call will be available approximately one hour following the call at 800-947-6436 (domestic) or 402-220-3494 (international). We will also share more details about the merger and integration process at a special company meeting today at 10:00 am PDT. Please make every effort to attend.

COMPANY MEETING INFORMATION
Connection Information

If you are located in Pleasanton or one of our Regional Offices, please join your colleagues in one of our conference rooms to make more lines available to the field. The following rooms will be set up for you:

Pleasanton
Building 1 — First Floor	Training Room 1005/6 (Live)
Building 1 — Second Floor	Treasure Island
Building 1 — Third Floor	Tamalpais
Building 2 — Third Floor	Grand Canyon

Cambridge
Fifth Floor — Conference Room
Sixth Floor — Lobby Conference Room

Audio:

If your computer supports Voice Over IP, turn your sound up and you are all set.

If you would prefer to call in (mute the sound on your computer to avoid echo)

Dial:	(312) 461-1932	Code:	251639	(recommended for best clarity)
Dial:	(800) 817-8873	Code:	251639

Web Access:

Log in with your name and Documentum email address about 15 minutes prior to the start time by clicking on the link below http://documentum.interwise.com/icc1/SyncEvents/EnterEvent.asp?campus=icc1&campu sURL=documentum.interwise.com/icc1&Lang=1&external=7979

If you need Technical Support before or during this event contact interwise_support@documentum.com This account will be monitored before and during this event.

If you have not yet connected to a Company Meeting or plan to connect from home, allow 15 minutes to run this system check on the PC you plan to use to make sure you are set up. To do so...go to the computer you plan to connect from. Log into mylearn http://mylearn.documentum.com. Expand the Interwise section, click on “Getting Ready” and run through all three steps. If you encounter any difficulties contact interwise_support@documentum.com.

Replay A replay will be made available over the web & phone, and slides will be placed in dm_notes after the meeting. An additional email will be sent out with those details.

Please look for more detailed merger integration plans over the coming weeks. For the most part, we expect few changes to current business processes. We have already begun to work together on various topics, and we will do our best to keep you apprised of our progress. You will be pleased to know that EMC’s employee benefits are similar to ours and in some cases slightly better. For example, they provide 401(k) match for U.S. employees, a long-anticipated benefit for many Documentum employees.

In closing, I am very excited about the opportunity for us to become part of the EMC family. This merger propels us into an exciting and challenging new phase of growth and evolution. While the news of the acquisition may come as a surprise to many of you, I firmly believe that this merger is in the best interest of Documentum, our customers, partners, shareholders, and most of all to you, our employees. I hope you will join me as we lead Documentum into this exciting new phase of our history.

Regards,

Dave DeWalt

Additional Information And Where To Find It

EMC Corporation intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement that will include a joint proxy statement/prospectus of EMC and Documentum, Inc., and other relevant documents in connection with the proposed merger. INVESTORS AND SECURITY HOLDERS OF EMC AND DOCUMENTUM ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT EMC, DOCUMENTUM AND THE PROPOSED MERGER. In addition to the registration statement to be filed by EMC in connection with the proposed merger, and the joint proxy statement/prospectus to be mailed to the stockholders of EMC and Documentum in connection with the proposed merger, each of EMC and Documentum file annual, quarterly and special reports, proxy statements, and other information with the SEC. The proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by EMC or Documentum with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. A free copy of the joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by EMC or Documentum with the SEC, may also be obtained from EMC and Documentum. In addition, investors and security holders may access copies of the documents filed with the SEC by EMC on EMC’s website at www.emc.com. Investors and security holders may obtain copies of the documents filed with the SEC by Documentum on Documentum’ website at www.Documentum.com.

EMC, Documentum and their respective officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the transactions contemplated by the proposed merger. A description of the interests of the directors and executive officers of EMC is set forth in EMC’s proxy statement for its 2003 annual meeting, which was filed with the SEC on March 21, 2003. A description of the interests of the directors and executive officers of Documentum is set forth in Documentum’ proxy statement for its 2003 annual meeting, which was filed with the SEC on April 24, 2003. Investors and security holders may obtain additional information regarding the interests of such potential participants by reading the definitive proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.